SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

80007P869
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P869	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,957,272 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,957,272 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,957,272 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.19%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 80007P869	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 20, 2017 (the "Original Schedule 13D," and the Original Schedule 13D as amended by this Amendment No. 1, the "Schedule 13D") with respect to the shares of Common Stock, $0.001 par value per share (the "Common Stock"), of SandRidge Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 18, 2017, the Reporting Person issued an open letter to the Board of Directors of the Issuer reiterating its strong opposition to the Issuer's proposed acquisition of Bonanza Creek Energy, Inc. (the "Bonanza Acquisition"), voicing its support for the position of Icahn Capital LP in its Proxy Statement that the Issuer should not issue more shares of common stock in connection with the Bonanza Acquisition and reiterating its intent to vote against the issuance (the "Fir Tree Board Letter"). The foregoing summary of the Fir Tree Board Letter is qualified in its entirety by the full text of the Fir Tree Board Letter, which is filed as Exhibit B to this Schedule 13D, and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit B:	Fir Tree Board Letter, dated December 18, 2017.

CUSIP No. 80007P869	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

Exhibit B

Fir Tree Board Letter

Fir Tree Partners Issues Open Letter to the SandRidge Board Opposing Additional Stock Issuance to Acquire Bonanza Creek Energy

Reiterates Strong Opposition to Bonanza Acquisition

NEW YORK (December 18, 2017) – Fir Tree Partners (“Fir Tree”), manager of certain funds that together beneficially own, through common stock and warrants, approximately 8.2% of the common stock of SandRidge Energy, Inc. (“SandRidge”), today issued an open letter to the Board of Directors of SandRidge reiterating its strong opposition to SandRidge’s proposed acquisition of Bonanza Creek Energy, Inc. (“Bonanza”) and voicing its support for the position of Icahn Capital LP laid out in its Proxy Statement that the Company should NOT issue more shares of common stock in connection with such a transaction. The full text of the letter follows:

Dear Members of the Board of Directors:

As one of SandRidge’s largest shareholders, we are writing to reiterate our strong disapproval over the decision of the Company’s Board of Directors (the “Board”) to acquire Bonanza Creek Energy, Inc. by issuing a considerable amount of undervalued Company common stock (the “Stock Issuance”).

As you are no doubt aware, a fund managed by Icahn Capital LP (“Icahn Capital”) has filed a preliminary proxy statement urging shareholders to vote “AGAINST” the Stock Issuance (the “Proxy”).

Fir Tree has Independently Reached the Same Conclusion as Icahn Capital and Strongly Supports the Position Laid Out in Icahn Capital's Proxy: The Proposed Share Issuance to Finance the Bonanza Acquisition is Dilutive, Non-Strategic and Significantly Over-values Bonanza.

As we have noted previously, the Bonanza acquisition represents a complete about face by management of its disciplined post bankruptcy strategy and would be extremely destructive to shareholder value:

●	The acquisition’s proposed purchase price implies an unjustified premium to SandRidge’s current valuation;
●	The acquisition presents no obvious synergies between SandRidge and Bonanza’s assets;
●	The proposed purchase price constitutes more than a 75% premium to the $421 million valuation established when Bonanza creditors invested new capital just six months ago; and
●	The acquisition represents nonsensical empire building that echoes back to Sandridge’s descent into bankruptcy when this same management team acquired disparate assets and added leverage and costs with reckless abandon.

Strategically, one of the Board’s basic obligations to shareholders is to make decisions that optimize long-term shareholder value. With zero net debt and approximately 200,000 acres and decades of remaining inventory to exploit, we believe SandRidge would better position itself by returning capital to its shareholders and growing production in a disciplined manner, not through pursuing this reckless transaction.

Fir Tree Intends to Vote AGAINST the Stock Issuance

Accordingly, we intend to vote AGAINST the Stock Issuance in order to stop what we believe is a nonsensical and overpriced acquisition being pursued by a reckless, grossly over-compensated management team and what is unfortunately proving to be a rubber stamp Board.

Sincerely,

(sig)

Evan Lederman & David Proman

Fir Tree Partners

About Fir Tree Partners

Fir Tree Partners, founded in 1994 and located in New York City (HQ) and Miami, is a value-oriented investment manager that manages private investment funds for endowments, charitable and philanthropic foundations, pension funds and other institutional and private investors.

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For More Information Contact:

Scott Tagliarino or Taylor Ingraham

ASC Advisors LLC

(203) 992-1230